Mail Stop 3561

      							November 10, 2005


Ms. Carla Cico
Chief Executive Officer
Brasil Telecom S.A.
SIA/Sul, ASP, Lote D, Bloco B-
71215-000 - Setor de Indutria, Brasiia, DF, Brazil

	Re:	Brasil Telecom S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
      Filed June 15, 2005
		File No. 1-15256

Dear Ms. Cico:

      We have reviewed your supplemental response letters dated August 16, 2005 and November 8, 2005 as well as your filing and have the following comments. As noted in our comment letter dated July 26, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 20-F for Fiscal Year Ended December 31, 2004

Note 33. Summary of the differences between Brazilian GAAP and U.S.
GAAP, page F-63

b.  Dividends and interest on shareholders` equity, page F-64

1. We are still considering your response to prior comment 6 from our letter dated July 26, 2005.


Note 34.  Additional disclosures required by U.S. GAAP, page F-83

a.  Pension and other post-retirement benefits, page F-83

2. We note your response to prior comment 9 from our letter dated July 26, 2005. Confirm, if true, that an expected long-term rate of return on plan assets of 12.5% was not used to determine your accounting for your pension plans under SFAS 87 for US GAAP for fiscal 2004. In addition, clarify what you mean by your statement that the 12.5% rate "was determined in the beginning of this year, based on the expected rate of return of the plan`s assets for 2005."
Explain to us how the 12.5% rate was used or will be used and your basis for this determination. Clarify if you intend to use 12.5% as the expected long-term rate of return on plan assets in fiscal
2005
under SFAS 87.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Carlos Pacho,
Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Ms. Carla Cico
Brasil Telecom S.A.
November 10, 2005
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